FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 16 DATED NOVEMBER 1, 2013

TO THE PROSPECTUS DATED JULY 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 13, 2012, as supplemented by Supplement No. 14 dated September 16, 2013, and Supplement No. 15 dated October 8, 2013. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	information regarding a stock distribution recently declared; and

•	information regarding mortgage loans recently entered into.

Stock Distribution Declared

On October 28, 2013, our board of directors authorized a stock distribution of 0.005 shares of our common stock, $0.01 par value per share (“Common Stock”), or 0.5% of each outstanding share of Common Stock, to the stockholders of record at the close of business on December 31, 2013. Such stock distribution is to be issued on January 13, 2014.

We believe that the stock distribution should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” Common Stock should be computed by dividing the adjusted tax basis of the old Common Stock by the total number of shares, old and new. The holding period of the Common Stock received in such non-taxable distribution is expected to begin on the date the taxpayer acquired the Common Stock which is the date that the distribution was made. Stockholders should consult their own tax advisors regarding the tax consequences of this stock distribution.

Mortgage Loans

Village Square Mortgage Loan

On October 29, 2013, we, through a wholly owned subsidiary, entered into a mortgage loan (the “Village Square Mortgage Loan”) with Berkadia Commercial Mortgage LLC, as lender, to borrow approximately $19.4 million. The Village Square Mortgage Loan matures on November 1, 2023 and bears interest at one-month LIBOR plus 2.41%.

The Village Square Mortgage Loan requires monthly payments of interest only for the first year of its term, followed by monthly payments of principal and interest for the remainder of the term of the loan. The amount outstanding under the Village Square Mortgage Loan may be prepaid in full (i) during the first year of its term with the payment of a prepayment premium in the amount of 5% of the principal being repaid, (ii) after the first year of its term with the payment of a prepayment premium in the amount of 1% of the principal being repaid, and (iii) with no prepayment premium during the last three months of its term. The Village Square Mortgage Loan is secured by a first mortgage lien on the assets of Village Square, including the land, fixtures, improvements, leases, rents and reserves.

Ivy Mortgage Loan

On October 29, 2013, we, through a wholly owned subsidiary, entered into a mortgage loan (the “Ivy Mortgage Loan”) with Berkadia Commercial Mortgage LLC, as lender, to borrow approximately $8.6 million. The Ivy Mortgage Loan matures on November 1, 2023 and bears interest at one-month LIBOR plus 2.41%.

The Ivy Mortgage Loan requires monthly payments of interest only for the first year of its term, followed by monthly payments of principal and interest for the remainder of the term of the loan. The amount outstanding under the Ivy Mortgage Loan may be prepaid in full (i) during the first year of its term with the payment of a prepayment premium in the amount of

5% of the principal being repaid, (ii) after the first year of its term with the payment of a prepayment premium in the amount of 1% of the principal being repaid, and (iii) with no prepayment premium during the last three months of its term. The Ivy Mortgage Loan is secured by a first mortgage lien on the assets of Ivy at Clear Creek (formerly known as Armand Place), including the land, fixtures, improvements, leases, rents and reserves.

Deerfield Mortgage Loan

On October 31, 2013, we, through a wholly owned subsidiary, entered into a mortgage loan (the “Deerfield Mortgage Loan”) with Amerisphere Multifamily Finance, L.L.C., as lender, to borrow approximately $10.5 million. The Deerfield Mortgage Loan matures on November 1, 2020 and bears interest at a fixed rate of 4.66%.

The Deerfield Mortgage Loan requires monthly payments of interest only for the first two years of its term, followed by monthly payments of principal and interest for the remainder of the term of the loan. The amount outstanding under the Deerfield Mortgage Loan may be prepaid in full at any time with the payment of a prepayment premium in the amount of (i) the greater of 1% of the principal being repaid or the yield maintenance amount if the prepayment is made before October 31, 2016, (ii) 1% of the principal being repaid if the prepayment is made at any time on or after October 31, 2016 and before the last three months of its term, and (iii) no prepayment premium if the prepayment is made during the last three months of its term. The Deerfield Mortgage Loan is secured by a first mortgage lien on the assets of the Deerfield Luxury Townhomes, including the land, fixtures, improvements, leases, rents and reserves.

The Village Square Mortgage Loan, the Ivy Mortgage Loan, and the Deerfield Mortgage Loan each contain customary affirmative and negative covenants, representations, warranties and borrowing conditions. We are currently in compliance with all such covenants.

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